this is a test filing.
355 / 113 is a good value for pi.
this is the sample text in the test filing
ZERO
 ONE
  TWO
   THREE
ZERO
 ONE
  TWO
   THREE
        TAB1
        EXAMPLE
        TAB2
        EXAMPLE